Exhibit 99.1

Yandex Announces Acquisition of a Bank to Obtain a License

Moscow and Amsterdam, the Netherlands, April 29, 2021 – Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced that it has entered into an agreement to purchase 100% of Acropol Bank.

The strategic rationale for the transaction is to obtain a banking license required to develop Yandex FinTech vertical and launch comprehensive digital finance products and services for our users and partners. As a result of the transaction, the company will receive universal banking license as well as broker, dealer, and depositary licenses.

The total consideration for the proposed transaction amounts to approximately RUB 1.1 billion (appx. $14.7 million), of which RUB 75 million (appx. $1 million) represents premium to the capital. More than 85% of Acropol’s assets are represented by highly liquid instruments, including cash, government bonds as well as bonds and deposits of the Central Bank of Russia. Acropol doesn’t have any offline branches.

The transaction is subject to regulatory approval by the Central Bank of Russia. Yandex applied for approval on April 28, 2021.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products and other mobile applications for millions of consumers across the globe. Yandex, which has more than 30 offices worldwide, has been listed on the NASDAQ since 2011 and on the MOEX since 2014.

More information on Yandex can be found at https://ir.yandex/.

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru